December 31, 2008

David Gilmer, Secretary
Grant Hartford Corporation
619 S.W. Higgins, Suite O
Missoula, MT 59830

Dear David;

This is to clarify that I am drawing $5,000 per month from the Company and that my Employment Agreement states that my compensation is $15,000 per month starting June 1, 2008. Since June 1st, 2008, I have chosen to accrue $10,000 of my compensation per month with the Company at no interest and no plan of payment. I intend to continue accruing this amount each month until the Company is fiscally able.

Best regards

Eric Sauve